SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 07, 2010

BHP Billiton Plc (REG. NO. 3196209)

(Translation of registrant's name into English)

NEATHOUSE PLACE, VICTORIA, LONDON,
UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat
3 September 2010

To:        JSE Limited
        London Stock Exchange

Notice of Dividend Currency Exchange Rate (South African Rand) – 2010 Final Dividend

Name of entity:        BHP Billiton Plc - REG NO 3196209

On 25 August 2010 we announced a final dividend for the year ended 30 June 2010 of 45 US cents per share.

The currency exchange rate applicable for the dividend payable in South African cents to shareholders on the BHP Billiton Plc branch register is set out below*:

Dividend 45 US cents per share - South African cents
Exchange Rate - 7.228500
Dividend per ordinary share in local currency - 325.282500

* The exchange rates applicable to the BHP Billiton dividend being paid in other currencies will be based on the foreign currency exchange rates on the Record Date, being 10 September 2010, and announced to the market on 13 September 2010.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 6 and 10 September 2010, both dates inclusive, nor will transfers between the UK register and the South African register be permitted between the dates of 3 and 10 September 2010, both dates inclusive.

The dividend will be paid on Thursday, 30 September 2010.

Jane McAloon
Group Company Secretary

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc (REG. NO. 3196209)
Date : September 07, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary